SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dell Technologies Inc.

(Name of Issuer)

Class C Common Stock, par value $0.01 per share

(Title of Class of Securities)

24703L 202

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24703L 202

1	NAMES OF REPORTING PERSONS Susan Lieberman Dell Separate Property Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,890,896 shares of Class C Common Stock (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,890,896 shares of Class C Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,890,896 shares of Class C Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)

Reflects 32,890,896 shares of Class A common stock of the Issuer (the “Class A Common Stock”) convertible into an equal number of shares of Class C common stock of the Issuer (the “Class C Common Stock”) at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

(2)

Based on 256,517,973 shares of Class C Common Stock issued and outstanding as of February 6, 2020, as provided by the Issuer. Assumes the conversion of the Class A Common Stock referred to in footnote 1 into shares of Class C Common Stock.

CUSIP No. 24703L 202

1	NAMES OF REPORTING PERSONS Susan L. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,890,896 shares of Class C Common Stock (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,890,896 shares of Class C Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,890,896 shares of Class C Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Reflects 32,890,896 shares of Class A Common Stock convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

(2)

Based on 256,517,973 shares of Class C Common Stock issued and outstanding as of February 6, 2020, as provided by the Issuer. Assumes the conversion of the Class A Common Stock referred to in footnote 1 into shares of Class C Common Stock.

CUSIP No. 24703L 202

1	NAMES OF REPORTING PERSONS Hexagon Trust Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,890,896 shares of Class C Common Stock (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,890,896 shares of Class C Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,890,896 shares of Class C Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4% (2)
12	TYPE OF REPORTING PERSON CO

(1)

Reflects 32,890,896 shares of Class A Common Stock convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

(2)

Based on 256,517,973 shares of Class C Common Stock issued and outstanding as of February 6, 2020, as provided by the Issuer. Assumes the conversion of the Class A Common Stock referred to in footnote 1 into shares of Class C Common Stock.

CUSIP No. 24703L 202

1	NAMES OF REPORTING PERSONS Marc R. Lisker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 32,890,896 shares of Class C Common Stock (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 32,890,896 shares of Class C Common Stock (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,890,896 shares of Class C Common Stock (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Reflects 32,890,896 shares of Class A Common Stock convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

(2)

Based on 256,517,973 shares of Class C Common Stock issued and outstanding as of February 6, 2020, as provided by the Issuer. Assumes the conversion of the Class A Common Stock referred to in footnote 1 into shares of Class C Common Stock.

Explanatory Note

This Amendment No. 1 to Schedule 13G (the “Amendment No. 1”) amends and restates the statement on Schedule 13G originally filed by Susan Lieberman Dell Separate Property Trust (the “Trust”), Susan L. Dell, Hexagon Trust Company (the “Trustee”) and Marc R. Lisker (collectively, the “Reporting Persons”) on February 14, 2019.

This Amendment No. 1 is being filed to report a reduction in the beneficial ownership of shares of Class A Common Stock (as defined in Item 2(a)) by Mr. Lisker. Other than (1) such updated information concerning Mr. Lisker’s beneficial ownership and (2) the percentage of the Class C Common Stock (as defined in Item 2(d)) beneficially owned by the Reporting Persons, which reflects the total shares of Class C Common Stock issued and outstanding as of February 6, 2020, the information set forth in the initial Schedule 13G remains unchanged.

Item 1(a).	Name of Issuer:

The name of the Issuer is Dell Technologies Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at One Dell Way, Round Rock, Texas 78682.

Item 2(a).	Name of Person Filing:

This Amendment No. 1 is being jointly filed by and on behalf of each of the Reporting Persons.

The Trust is the record holder of 32,890,896 shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of the Issuer, which is convertible into an equal number of shares of Class C Common Stock (as defined in Item 2(d)) at any time. Ms. Dell is the beneficiary of, and may be deemed to beneficially own securities beneficially owned by, the Trust. The Trustee is the trustee of, and may be deemed to beneficially own securities beneficially owned by, the Trust. Mr. Lisker is the President of, and may be deemed to beneficially own the securities beneficially owned by, the Trustee. Each of the Trustee and Mr. Lisker disclaims any pecuniary interest in the assets of, or any securities beneficially owned by, the Trust.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2020, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Act”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

Item 2(c).	Citizenship:

The Trust is organized under the laws of the State of Texas.

The Trustee is incorporated under the laws of the State of New Hampshire.

Each of Ms. Dell and Mr. Lisker is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class C common stock, par value $0.01 per share (the “Class C Common Stock”)

Item 2(e).	CUSIP No.:

24703L 202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

32,890,896(1) shares for each Reporting Person

(b)	Percent of class:

11.4%(2) for each Reporting Person

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

-0- for each Reporting Person

(ii)	Shared power to vote or to direct the vote:

32,890,896(1) shares for each Reporting Person

(iii)	Sole power to dispose or to direct the disposition of:

-0- for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of:

32,890,896(1) shares for each Reporting Person

(1)

Reflects 32,890,896 shares of Class A Common Stock convertible into an equal number of shares of Class C Common Stock at any time. Under the Fifth Amended and Restated Certificate of Incorporation of the Issuer, at any time and from time to time, any holder of Class A Common Stock has the right to convert all or any of the shares of Class A Common Stock held by such holder into shares of Class C Common Stock on a one-to-one basis. Accordingly, each of the Trust, Ms. Dell, Mr. Lisker and the Trustee may be deemed to beneficially own 32,890,896 shares of Class C Common Stock issuable upon conversion of 32,890,896 shares of Class A Common Stock owned of record by the Trust. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

(2)

The percentage of class shown is based on 256,517,973 shares of Class C Common Stock issued and outstanding as of February 6, 2020, as provided by the Issuer, and assumes the conversion of the Class A Common Stock referred to in footnote 1 into shares of Class C Common Stock.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13G is true, complete and correct.

Dated: February 13, 2020

Susan Lieberman Dell Separate Property Trust

By:	Hexagon Trust Company, as Trustee

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	President

Susan L. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact

Hexagon Trust Company

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	President

Marc R. Lisker

/s/ Marc R. Lisker
Name:	Marc R. Lisker

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Joint Filing Agreement